U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-28575

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K/KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q/QSB
             [ ] Form N-SAR

         For the Period Ended: March 31, 2007

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended: ________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                         GLOBAL AIRCRAFT SOLUTIONS, INC.
                         -------------------------------
                             Full Name of Registrant

                                       N/A
                                       ---
                            Former Name if Applicable

                        P.O. BOX 23009, 6901 S. PARK AVE.
                        ---------------------------------
                         Address of Principal Executive
                           Office (Street and Number)

                                TUCSON, AZ 85706
                                ----------------
                            City, State and Zip Code




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                                     PART II
                             RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement required by rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-Q, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 without unreasonable effort or expense. The Auditor for the Company requires additional time to complete the preparation of the quarterly financial statements for the first quarter of 2007 to be included therein because additional time is required for the Auditor to complete its assessment of the financial statements of Jetglobal, LLC and the impact on such financials of a Settlement Agreement between the Company and BCI Aircraft Leasing, Inc., both of whom are the sole members of JetGlobal, LLC. Jetglobal, LLC is a Delaware limited liability company of which the Company became a 30% member in 2005 in furtherance of the Company's aircraft trading operations.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                            John B. Sawyer, President
                                 (520) 547-8631

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No



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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]  Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Global Aircraft Solutions, Inc. has caused this notification to be signed on its behalf by the undersigned officer, thereunto duly authorized.

Date:    May 15, 2007             Global Aircraft Solutions, Inc.

                                  (name of Registrant as specified in Charter)


                                  By:   /s/  John B. Sawyer
                                        ----------------------------------------
                                             John B. Sawyer

                                  Title:     President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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